Filed Pursuant to Rule 433

Registration No. 333- 295924

July 30, 2026

PRICING TERM SHEET

(to Preliminary Prospectus Supplement, dated July 30, 2026)

This free writing prospectus relates only to the securities described below and should be read together with CenterPoint Energy, Inc.’s preliminary prospectus supplement dated July 30, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 15, 2026 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	CenterPoint Energy, Inc. (the “Issuer”)
Legal Format:	SEC Registered
Anticipated Ratings*:	Baa3 (negative) / BBB- (stable) / BB+ (stable) (Moody’s / S&P / Fitch)
Security:	6.400% Fixed-to-Fixed Reset Rate Junior Subordinated Notes, Series E, due 2058 (the “Notes”)
Principal Amount:	$700,000,000
Maturity Date:	August 15, 2058
Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2027
Regular Record Dates:	February 1 and August 1 of each year, immediately preceding any February 15 and August 15 Interest Payment Date, as the case may be.

Ranking:	The Notes will be the Issuer’s unsecured obligations and will rank junior and subordinate in right of payment to the prior payment in full of the Issuer’s existing and future Senior Indebtedness (including (i) any indebtedness the Issuer may incur in the future under the Issuer’s Second Amended and Restated Credit Agreement, dated December 6, 2022, by and among the Issuer, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, the lenders and other parties thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), (ii) the Issuer’s $1.0 billion aggregate principal amount of 4.25% Convertible Senior Notes due 2026, (iii) the Issuer’s $17.1 million aggregate principal amount of 5.25% Senior Notes due 2026, (iv) the Issuer’s $73.5 million aggregate principal amount of 4.25% Senior Notes due 2028, (v) the Issuer’s $650 million aggregate principal amount of 2.875% Convertible Senior Notes due 2029, (vi) the Issuer’s $659.8 million aggregate principal amount of 5.40% Senior Notes due 2029, (vii) the Issuer’s $364 million aggregate principal amount of 2.95% Senior Notes due 2030, (viii) the Issuer’s $220 million aggregate principal amount of 2.65% Senior Notes due 2031, (ix) the Issuer’s $152.5 million aggregate principal amount of 3.70% Senior Notes due 2049 and (x) the Issuer’s $1.0 billion aggregate principal amount of 3.00% Convertible Senior Notes due 2028) as described in the Preliminary Prospectus Supplement. The Notes will rank equally in right of payment with (a) the Issuer’s 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029, (b) the Issuer’s $400 million aggregate principal amount of 7.000% Fixed-to-Fixed Reset Rate Junior Subordinated Notes, Series A, due 2055, (c) the Issuer’s $400 million aggregate principal amount of 6.850% Fixed-to-Fixed Reset Rate Junior Subordinated Notes, Series B, due 2055, (d) the Issuer’s $500 million aggregate principal amount of 6.700% Fixed-to-Fixed Reset Rate Junior Subordinated Notes, Series C, due 2055, (e) the Issuer’s $700 million aggregate principal amount of 5.950% Fixed-to-Fixed Reset Rate Junior Subordinated Notes, Series D, due 2056 and (f) any future unsecured indebtedness that the Issuer may incur from time to time if the terms of such indebtedness provide that it ranks equally with the Notes in right of payment. See “Description of Notes—Ranking” in the Preliminary Prospectus Supplement. For the definition of the term “Senior Indebtedness,” see “Description of Notes—Subordination” in the Preliminary Prospectus Supplement.
First Reset Date:	August 15, 2033 (the “First Reset Date”)
Interest Rate:	The Notes will bear interest (i) from and including August 3, 2026 to, but excluding, the First Reset Date at a rate of 6.400% and (ii) from and including the First Reset Date during each Interest Reset Period (as defined in the Preliminary Prospectus Supplement) at a rate equal to the Five-Year Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus a spread of 1.885%; provided that the interest rate during any Interest Reset Period will not reset below 6.400% per annum (which is the same interest rate as in effect from and including the original issue date to, but excluding, the First Reset Date).
Reset Period:	The period from and including the First Reset Date to but excluding the next following Reset Date and thereafter each period from and including a Reset Date to but excluding the next following Reset Date, or the maturity date, or the date of redemption, as the case may be.
Reset Date:	The First Reset Date and August 15 of every fifth year after 2033

Optional Interest Deferral:	Cumulative deferral for one or more deferral periods of up to 20 consecutive semi-annual interest payment periods (as defined in the Preliminary Prospectus Supplement).
Optional Redemption Terms:
Par Call:	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any Interest Payment Date.
Tax Event Call:	In whole, but not in part, at 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after the occurrence of a tax event with respect to the Notes.
Tax Credit Event Call:	In whole, but not in part, at 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date, if certain tax credit-related events occur (provided that the notice of such redemption may only be sent by the later of (a) December 31, 2026 and (b) six months from the date of issuance).
Rating Agency Event Call:	In whole, but not in part, at 102% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after the occurrence of a rating agency event with respect to the Notes.
CUSIP/ISIN:	15189T BV8 / US15189TBV89
Par Amount:	$1,000
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Trade Date:	July 30, 2026
Expected Settlement Date**:	August 3, 2026 (T+2)
Joint Book-Running Managers:

Mizuho Securities USA LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. Fifth Third Securities, Inc.

The terms “Interest Reset Period,” “Five-Year Treasury Rate,” “Reset Interest Determination Date,” “Reset Date,” “Senior Indebtedness,” “interest payment periods,” “tax event” and “rating agency event” have the meanings given in the Preliminary Prospectus Supplement. Other capitalized terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer expects that delivery of the Notes offered hereby will be made against payment therefor on or about August 3, 2026, which will be the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the initial pricing date of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at (866) 271-7403, PNC Capital Markets LLC toll-free at (855) 881-0697, Scotia Capital (USA) Inc. toll-free at (800) 372-3930, TD Securities (USA) LLC toll-free at (855) 495-9846 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.